Shareholder Services

November 9, 2011

URGENT MATTER

Re: TS&W / Claymore Tax-Advantaged Balanced Fund

Dear Shareholder,

We have been trying to get in touch with you regarding a very important matter pertaining to your investment in the TS&W / Claymore Tax-Advantaged Balanced Fund.  This matter pertains to a proposed Agreement and Plan of Reorganization.

It is imperative that we speak to you regarding this matter.  Please call toll-free 1-866-304-5477 extension 7330 between 9:00 a.m. and 10:00 p.m. EST Monday through Friday.   We do not require you to provide any account information when calling.

Sincerely,

Frederick M. Bonnell
Managing Director
Shareholder Services

The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling 1-800-820-0888 or on the Securities and Exchange Commission's web site at www.sec.gov.

The Altman Group, 1 Grand Central Place, New York, New York 10165

TS&W / Claymore Tax-Advantaged Balanced Fund
2455 CORPORATE WEST DRIVE
LISLE, ILLINOIS 60532

November 9, 2011

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

Dear Shareholder:

As discussed in the proxy statement that we previously mailed to you, the Special Meeting of Shareholders of TS&W / Claymore Tax-Advantaged Balanced Fund is scheduled for November 23, 2011.  Our records indicate that we have not received your voting instructions.  Please take a moment now to cast your vote so that your shares may be represented at the Special Meeting.  Another copy of your ballot(s) has been enclosed.  Your vote is critical to the outcome of this Meeting.

Should you have any questions regarding the proposals, please call the toll-free number 1-866-304-5477.  The voting options below have been set up for your convenience.

1.	Vote by Touch-tone Phone. You may cast your vote using the Internet by logging into the Internet address located on the enclosed proxy card and following the instructions on the website.

2.	Vote Through the Internet. You may cast your vote using the Internet by logging into the Internet address located on the enclosed proxy card and following the instructions on the website.

3.	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If convenient for you, please utilize one of the first two options above to ensure that your response is received in time for the Special Meeting on November 23rd.

Please utilize one of the options above to vote your shares today.

Again, please do not hesitate to call toll-free 1-866-304-5477 if you have any questions regarding this matter.  If you have voted since the mailing of this letter, we apologize for the follow up mailing and thank you for your participation.

Thank you for your assistance with this important matter.

Sincerely,

Kevin M. Robinson
Chief Executive Officer

The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling 1-800-820-0888 or on the Securities and Exchange Commission's web site at www.sec.gov.